ARS P.E 3/31/2002 1-12696

express yourself

INC

Plantronics 2002 Annual Report

114025

PLANTRONICS: Since 1961, Plantronics has been helping people communicate more easily and effectively, and we are recognized as the world leader in communications headsets. We have a strong market position in headsets and related services in the call center and office markets. We have also broadened our reach: Plantronics headsets are helping people communicate on the go and at home as well as in the workplace. Our products have become an integral part of the daily lives of millions of people around the world, and the markets we serve represent great potential.

Plantronics is traded on the New York Stock Exchange under the symbol *PLT*. We are headquartered in Santa Cruz, California. More information is available on our website: www.plantronics.com.

Your most personal form of expression is your own voice. Unique. Recognizable. Central to your ability to communicate. It's your connection to the people you need to reach. But to communicate effectively, your voice must be transmitted with fidelity and accuracy and in a way that's comfortable and intuitive. That's where Plantronics comes in. Our mission is to enhance personal communications. We meet that goal with a wide range of easy-to-use yet technologically sophisticated headsets that deliver exceptional quality, comfort, and style. Our products help you express yourself to the fullest—wherever you happen to be.


express yourself...


at work.


comfort

It's a given that headsets should deliver quality and fidelity, but in the call center, all-day comfort is just as important. The ideal? A headset so comfortable that you forget you're wearing it, like the **DuoPro**™ headset from Plantronics. We make headsets that deliver comfort—and that's just one way our products enhance your ability to communicate.


mobility

You're on the phone and you need that file from your colleague two doors down, but it's an important client and you don't want to hang up or call back. With a hands-free cordless headset solution—such as the Plantronics **CA-40**—you can get up from your desk and get what you need without interrupting your conversation. Leave your desk and go mobile.


express yourself...


on the go.


style

Technology and fashion have become inextricably linked; and if you're a mobile phone user, how a product looks can be as important as how that product functions. You want to look good wherever you may be—walking, driving, or just sitting outside. Plantronics products such as the **M140** help you express yourself with style.


safety

One of the primary benefits of wireless communications technology is mobility, and you'll communicate on the go with greater safety by using hands-free devices—such as our over-the-ear **M130**—that transmit and deliver speech accurately while reducing background noise. We've successfully applied our headset expertise to the fast-growing mobile market, because we believe that headsets—corded and cordless—will be used with all kinds of mobile communications devices.


express yourself...

10


at home


entertainment

Sometimes your fingers on the keyboard can't keep up with your brain, but your voice represents a much faster and far more natural interface with your PC. Online gaming, chat, and telephony applications demand headset technology with superb sensitivity, and we pack decades of experience into our computer audio products such as the **.Audio™ 90** PC headset. As people start talking rather than typing, we believe that headsets will become essential equipment.


freedom

You can't put your life on hold when the phone rings, and multi-tasking is a fact of life in virtually every household today. That's why products like our **CT10**, a specialized telephone headset, are increasingly found in the home, giving you the freedom to accomplish two things at once—with ease and comfort. At Plantronics, our expertise in ergonomics and human factors engineering enables our products to support your active lifestyle.


express yourself...


wherever you go.

express yourself


with style



in comfort,



MX100: Contemporary styling and interchangeable covers deliver personality and style in the new MX100 cellular headsets, while Flex Grip™ technology provides comfort and stability. The MX100 also features our AcuSpeak™ technology to ensure superior sound clarity in almost any environment.

DuoPro™: Exceptional versatility, superior sound quality, and a unique off-the-ear design are three hallmarks of the popular new DuoPro headset family; multiple versions allow users to adopt the configuration they find most effective.





Mirage®: An outside-the-ear design makes the Mirage headset family both comfortable to wear and convenient to use; plus, like many other Plantronics products, the Mirage allows a user to disconnect from the phone without removing the headset.

Encore®: Exceptionally light, the Encore family is designed for all-day comfort; it also delivers superior sound quality, thanks to a Sound Enhancement System that provides user control of bass and treble settings.





Audio™30: For PC users, the Audio 30 packs a high-quality stereo sound "system" into a discreet, dual earbud headset along with a sensitive, omnidirectional microphone and inline volume and mute controls.



M1000: The M1000 headset uses Bluetooth™ technology to deliver cordless, hands-free communications with other Bluetooth products, including mobile phones, laptops and PDAs. The lightweight design features convenient "one-touch" controls and a noise-canceling microphone for clear conversations.

LKA10: An innovative cordless headset system for Lucent and Avaya DEFINITY® and Merlin® phones, the LKA10 lets office users take and make calls up to 150 feet from their desks (a pocket-sized remote includes a full numeric keypad).





.Audio™ 80: An easy-to-carry (foldable for portability) stereo PC headset, the .Audio 80 is ideal for Internet chat and telephony, speech recognition, interactive gaming, and other PC audio applications. It features "plug-and-play" ease of use for most Windows®-based PCs.

M205: Hands-free convenience in an ultra-light, earbud-style headset with AcuSpeak technology designed for noisy environments makes the M205 ideal for active lifestyles; the headset includes a one-touch control for volume and muting.





Dialogue ER: An emergency response telephone ideal for people with special needs, the Dialogue ER automatically dials a set of predetermined emergency contacts when a user activates a button on the wearable remote control; the device was developed by Ameriphone.


PLANTRONICS
anywhere.
PLANTRONICS

dear fellow shareholders

How do you want to express yourself?

Our customers have been telling us for years they want to be free of wires and keypads. They want to talk without needing to hold the phone to their ear. They want to talk while they're moving around, whether it's to stretch their legs, grab a file or consult with a colleague. In other words, they want their phone conversations to be just like having a conversation in person: that simple, that comfortable, that effective.

Our mission is to enhance personal communications – and we do that by helping you express yourself the way you want to. With the ongoing evolution of wireless communications and voice command technologies, we are more convinced than ever that we can bring hands-free solutions to market that can help people communicate as easily and effectively as if they were face-to-face. We are convinced the long-term opportunity for enhancing personal communications is compelling, and we remain committed to this mission and our vision: "headsets for everyone."

While the past year was challenging for the telecom equipment industry and our financial results declined, Plantronics continued to execute well. We moved forward strategically in product and technology development. We increased our market share. We maintained our exceptional level of customer and employee satisfaction. We enhanced the best distribution network in the industry. We continued our systematic efforts to improve our internal efficiency, focusing on our supply chain with good results. As a result, we improved our inventory turns from 3.8 in fiscal 2001 to 4.5 in fiscal 2002. Together with other working

Celebrating 40 Years

Unusual in the world of high technology, Plantronics has a lengthy history; we celebrated our 40th anniversary as a going concern in May 2001. We're far more interested in our future than our past, but our long track record of technological achievement and business success is one reason we're confident about our ability to thrive in the years ahead. Here are a few highlights of the Plantronics story:



1960's

1969: Apollo astronaut Neil Armstrong's first words from the moon—"That's one small step for man; one giant leap for mankind"—were transmitted through a Plantronics headset.

capital improvements, these efforts allowed us to deliver $76.8 million in cash flow from operating activities. We will continue our systematic internal improvement process in fiscal 2003 with the goal of further leveraging our core competencies into yet stronger competitive advantages.

Confidence in Plantronics' future is strong among our employees/associates, who now number over 2,300 worldwide. Their confidence stems from their own first-hand knowledge and understanding of our opportunities as well as our plans to transform opportunities into profits. Despite the relentless background of layoffs and losses in the telecom industry and the decline in their profit sharing, our internal survey indicated that 97% of our associates felt our current business direction was positive. External votes of confidence are also strong as we further strengthened our position as the partner-of-choice with the leaders in the communications industry.

Delivering on a people-centric mission like ours at Plantronics requires the development of products that are even smaller and more intuitive, and it requires products that compensate for noisy environments or people's own loss of hearing. Our products must "fit" into the applications and the wireless technologies that people are using to communicate. To be prepared with the right products, our spending on product and technology development actually rose $3.3 million last year despite the 20% drop in our sales and we intend to further increase our spending this year, because we believe it will position us well when an economic recovery begins.

1970's

1970: Introduced the StarSet® headset, an over-the-ear headset with a unique clear voice tube; total headset shipments reached 1,000,000.

1972: Plantronics opened Plamex, our manufacturing facility in Tijuana Mexico.



1980's



1983: Introduced Supra®, the world's most popular headset.

1984: Plantronics named official headset of the 1984 *Summer Olympic Games in Los Angeles.*

In closing, I'd like to thank our customers for allowing us to help them, our channel partners for their continuing investment in our business, our suppliers for the highest quality components, and our associates for their continuing dedication and commitment.

Finally, of course, I'd like to thank our shareholders for their support. By leading the way in helping our customers express themselves the way they want, we believe we can enhance the value of your investment in Plantronics.

Sincerely,



Ken Kannappan
President and Chief Executive Officer



1990's

1997: Created Mobile Communications Division to develop products for the growing mobile market.

1999: Created Computer Audio Systems Division to develop next-generation products for computer applications.

2000 +

2000: Introduced digitally-enhanced USB headsets for personal computers.

2001: Announced Plantronics cordless M1000 Bluetooth headset.



financial highlights

Fiscal year ended March 31, in thousands, except per share data	2001	2002
OPERATIONS		
Revenue	$ 390,748	$ 311,181
Net income	$ 73,550	$ 36,248
Diluted earnings per common share	$ 1.38	$ 0.74
Shares used in diluted per share calculations	53,263	49,238
FINANCIAL POSITION		
Total assets	$ 227,877	$ 201,058
Debt	—	—
Net working capital	$ 136,778	$ 96,669
Shareholders' equity	$ 173,047	$ 141,993
SELECTED RATIOS		
Gross margin	53.7%	47.5%
Operating margin	26.1%	13.3%
Return on sales	18.8%	11.6%
Return on equity	52.8%	23.0%
Days sales outstanding	50	51
Inventory turnover	3.8	4.5


$233
$283
$309
$391
$311
98 99 00 01 02
Sales (in millions)


$62
$73
$86
$108
$107
98 99 00 01 02
Total Operating Expenses (in millions)


$0.72
$0.99
$1.22
$1.38
$0.74
98 99 00 01 02
Diluted EPS


16.8%
19.2%
20.9%
18.8%
11.6%
98 99 00 01 02
Return on Sales


$18
$20
$22
$27
$30
98 99 00 01 02
Investment in Research and Development (in millions)


$13 / $39
$46 / $87
$73 / $84
$40 / $68
$72 / $77
98 99 00 01 02
Cash from Operating Activities and Stock Repurchases (in millions)

- Cash Flow From Ops
- Stock Repurchases

management's discussion and analysis of financial condition and results of operations

CERTAIN FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, we may from time to time make oral forward-looking statements. These statements may generally be identified by the use of such words as "expect," "anticipate," "believe," "intend," "plan," "will," or "shall," and include, but are not necessarily limited to, all of the statements marked below with an asterisk ("*"). Such forward-looking statements are based on current expectations and entail various risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of a number of factors, including but not limited to the following: the call center, mobile, computer and residential markets not developing as we expect; and a failure to respond adequately to either changes in technology or customer preferences. For a discussion of such factors, this Annual Report should be read in conjunction with the "Risk Factors Affecting Future Operating Results" set forth in our 2002 Annual Report on Form 10-K as filed with the Securities and Exchange Commission. The following discussions titled "Annual Results of Operations" and "Financial Condition" should be read in conjunction with those risk factors, the consolidated financial statements and related notes included elsewhere herein, and the discussion and additional disclosures in our Annual Report on Form 10-K.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon Plantronics' consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances; the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition. Plantronics recognizes revenue net of estimated product returns, expected payments to resellers for customer programs, including cooperative advertising and marketing development funds, volume rebates, and special pricing programs. Product returns are provided for at the time revenue is recognized, based on historical return rates, at what stage the product is in its expected life cycle and assumptions regarding the rate of sell-through to end users from our various channels, which again, is based on historical sell-through rates. Should these product lives vary significantly from our estimates, or should a particular selling channel experience a higher than estimated return rate, or a slower sell-through rate causing inventory build-up, then our estimated returns, which net against revenue, may need to be revised. Reductions to revenue for expected and actual payments to resellers for volume rebates and pricing protection are based on actual expenses incurred during the period and on estimates for what is due to resellers for estimated credits earned during the period. If market conditions were to decline, Plantronics may take action to increase promotional programs resulting in incremental reductions in revenue at the time the incentive is offered based on our estimate of inventory in the channel that is subject to such pricing actions.

Accounts Receivable. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from our customers. Plantronics maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of our customers should deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory. Plantronics maintains reserves for estimated excess and obsolete inventory based on projected future shipments using historical selling rates, and taking into account market conditions, inventory on-hand, purchase commitments, product development plans and life expectancy, and competitive factors. If markets for Plantronics' products and corresponding demand were to decline, then additional reserves may be deemed necessary.

Plantronics provides for the estimated cost of warranties at the time revenue is recognized. While Plantronics engages in extensive product quality programs and processes, and is ISO 9000 certified, our warranty obligation is affected by product failure rates and material usage levels. Should actual failure rates and material usage differ from our estimates, revisions to the warranty obligation may be required.

Goodwill and Intangibles. Our business acquisitions typically result in goodwill and intangible assets, which affect the amount of future amortization expense and possible impairment charges that we may incur. The determination of the value of goodwill and intangible assets, as well as the useful life of amortizable intangible assets, requires management to make estimates and assumptions that affect our financial statements. For example, we perform an annual impairment review of goodwill based on the fair value of the reporting unit to which it relates. Should the actual or expected revenue of a reporting unit significantly decline, we may be required to record an impairment charge.

Deferred Taxes. Plantronics records its deferred tax assets at the amounts estimated to be realizable. While Plantronics has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the value of the corresponding assets, in the event Plantronics were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, then an adjustment would be required.

ANNUAL RESULTS OF OPERATIONS

Net Sales. Net sales in fiscal 2002 decreased 20.4% to $311.2 million compared to $390.7 million in fiscal 2001, which in turn increased 26.4% compared to fiscal 2000 net sales of $309.1 million. Our fiscal years ended March 31, 2002 and 2001 both contained 52 weeks versus 53 weeks for fiscal year 2000.

Domestic sales decreased 19.8% to $213.7 million in fiscal 2002, compared to an increase of 30.6% to $266.3 million in fiscal 2001 from fiscal year 2000. Revenues decreased in all major U.S. channels, including U.S. distribution, OEM and retail. We believe the decline was due to the recession in the U.S. and the severe cutbacks in IT and telecom equipment spending.

International sales accounted for approximately 31.3% of total net sales in fiscal 2002, down from 31.9% of total net sales in fiscal 2001 and 34.0% in fiscal 2000. International sales in fiscal 2002 decreased 21.7% to $97.5 million compared to $124.5 million in fiscal 2001, which in turn increased 18.3% compared to the prior fiscal year. The decrease in fiscal 2002 was experienced in each of the European, Asia Pacific/Latin American and Canadian regions and reflects the lagging economy.

Fiscal year 2002 was a challenging year for Plantronics. Compared to the prior year, on a worldwide basis, revenues declined in all major geographies and channels. While our mobile business grew, revenues declined in all other product markets. The growth in our mobile business reflects modest overall market growth and, in our opinion, our improved market position. Our overall business continues to be impacted by a slowdown in global telecom and IT spending. We recognize that although certain economic indicators have improved, the overall economic environment remains uncertain and we remain uncertain concerning the overall demand for our products in the current economic environment.

Our net revenues for the year were affected by an accounting change mandated by the Emerging Issues Task Force of the Financial Accounting Standards Board, "EITF 00-25," since incorporated into "EITF 01-9" (Note 2 to the audited financial statements), and our recent acquisition of Ameriphone in our fourth fiscal quarter (Note 11 to the audited financial statements). Revenues generated in our core call center and office market rebounded somewhat in the fourth quarter, but were down substantially when compared to the prior year. Based on the sequential rebound in our core business and other indicators, we are cautiously optimistic that order rates will begin to increase in the upcoming fiscal year.*

Gross Profit. Gross profit in fiscal 2002 decreased 29.5% to $147.9 million (47.5% of net sales), compared to $209.8 million (53.7% of net sales) in fiscal 2001. Gross profit in fiscal 2001 increased 16.8% compared to gross profit of $179.6 million (58.1% of net sales) in fiscal 2000. The decrease in gross profit as a percent of net sales in fiscal 2002 mainly reflects a shift to lower margin products, particularly our mobile products. Lower sales volume resulted in fixed overhead costs being spread over a smaller number of units, causing gross margin to decline. We also increased our warranty provision and our provision for excess and obsolete inventory during the year, reflecting our emphasis on more consumer-oriented products with higher return rates and more volatile demand.

Research, Development and Engineering. Research, development and engineering expenses in fiscal 2002 increased 12.2% to $30.3 million (9.7% of net sales), compared to $27.0 million (6.9% of net sales) in fiscal 2001. Research, development and engineering expenses in fiscal 2001 increased 23.5% compared to $21.9 million (7.1% of net sales) in fiscal 2000. The increase in these expenses reflects our continued investment in new product development including Bluetooth and other wireless technologies, and a general broadening of our product line in each of our markets. While the development costs spent on Bluetooth products did not produce revenues in fiscal 2002, we expect to begin to see a contribution to revenues in fiscal 2003.*

Selling, General and Administrative. Selling, general and administrative expenses in fiscal 2002 decreased 5.6% to $76.3 million (24.5% of net sales), compared to $80.8 million (20.7% of net sales) in fiscal 2001. Selling, general and administrative expenses in fiscal 2001 increased 25.3% compared to $64.5 million (20.9% of net sales) in fiscal 2000. The overall decrease in the level of spending during fiscal year 2002 was consistent with the decline in revenues. Overall, we were successful at reducing expenses and focusing on certain sales and marketing programs that we believe will give us a positive return on investment including programs capitalizing on the recent cell phone legislation and carrier safety campaigns.* General and administrative expenses increased as a percentage of net sales from the prior year mainly driven by higher legal expenses, the addition of Ameriphone's general and administrative expenses and the decline in revenues.

Operating Income. Operating income in fiscal 2002 decreased 59.5% to $41.3 million (13.3% of net sales), compared to $102.0 million (26.1% of net sales) in fiscal 2001. Operating income in fiscal 2001 increased 9.3% compared to $93.3 million (30.2% of net sales) in fiscal 2000. The decrease in operating income over the past fiscal year was primarily driven by lower net sales and the corresponding decrease in gross profit.

Interest and Other Income, Net. Interest and other income in fiscal 2002 increased $1.8 million to $1.9 million compared to $0.1 million in fiscal 2001, which in turn decreased $1.5 million compared to $1.6 million in fiscal 2000. The increase in interest and other income in fiscal 2002 was primarily attributable to reductions of foreign exchange losses due to more favorable exchange rates and the implementation of a hedging program in fiscal 2002. The decrease in interest and other income in fiscal 2001 was primarily attributable to foreign exchange losses of $2.2 million from declining British Pound Sterling and Euro values.

Income Tax Expense. In fiscal 2002, 2001, and 2000, income tax expense was $7.0 million, $28.6 million, and $30.4 million, respectively. During fiscal 2002, the successful completion of a routine tax audit and a reassessment of reserves related to R&D tax credits resulted in a favorable tax adjustment of $5.1 million accounting for $0.11 in earnings per share. Excluding this favorable tax adjustment, our overall effective tax rates were 28%, 28% and 32% for fiscal years 2002, 2001 and 2000, respectively.

FINANCIAL CONDITION

Operating Activities. During the fiscal year ended March 31, 2002, we generated $76.8 million of cash from operating activities, due primarily to $36.2 million in net income, an income tax benefit of $1.1 million associated with the exercise of stock options, decreases of $12.6 and $14.5 million in accounts receivable and inventory, respectively, and an increase of $2.5 million in accounts payable. In comparison, we generated $68.3 million in cash from operating activities for the fiscal year ended March 31, 2001, due mainly to $73.6 million in net income, an income tax benefit of $16.6 million associated with the exercise of stock options, offset by increases of $8.1 and $14.5 million in accounts receivable and inventory, respectively.

Investing Activities. During fiscal 2002, we purchased marketable securities of $27.3 million and received proceeds from maturities of marketable securities of $23.1 million. Expenditures for capital assets of $11.4 million were incurred principally in tooling for new products, furniture and fixtures, and leasehold improvements for facilities expansion. In January 2002, we purchased Ameriphone, a leading supplier of amplified telephones and other solutions to address the needs of individuals with hearing impairment and other special needs. The net cash expended for this acquisition was $10.4 million.

Financing Activities. In the fiscal year ended March 31, 2002, we repurchased 3,581,421 shares of our Common Stock for $72.1 million at an average price of $20.10 per share, and reissued through employee benefit plans 133,110 shares of our Treasury Stock for $2.5 million. As of March 31, 2002, we remained authorized to repurchase approximately 140,200 shares under all repurchase plans. We received $1.2 million in proceeds from the exercise of stock options during the fiscal year ended March 31, 2002.

Liquidity and Capital Resources. Our primary cash requirements have been and will continue to be to fund capital expenditures, mainly for tooling for new products and leasehold improvements for facilities improvements and expansion, and for the repurchase of our Common Stock. As of March 31, 2002, we had working capital of $96.7 million, including $60.3 million of cash and cash equivalents and marketable securities, compared with working capital of $136.8 million, including $73.9 million of cash and cash equivalents and marketable securities, as of March 31, 2001.

In November 2001, we renewed our revolving credit facility with a major bank at $75 million, including a $10 million letter of credit subfacility. The renewed facility and subfacility both expire on January 15, 2003. As of March 31, 2002, we had no cash borrowings under the revolving credit facility or under the letter of credit subfacility. The terms of the credit facility contain covenants that materially limit our ability to incur debt, make capital expenditures and pay dividends, among other matters. These covenants may adversely affect our financial position to the extent we cannot comply with them. We are currently in compliance with the covenants under this agreement.

Beginning in the first quarter of fiscal year 2002, we entered into foreign currency forward-exchange contracts, which typically mature in one month, to hedge the exposure to foreign currency fluctuations of expected foreign currency-denominated receivables, payables and cash balances. We record on the balance sheet at each reporting period the fair value of our forward-exchange contracts and record any fair value adjustments in results of operations. Gains and losses associated with currency rate changes on the contracts are recorded in results of operations, as other income (expense), offsetting transaction gains and losses on the related assets and liabilities.

The following table summarizes our contractual obligations that were reasonably likely to occur as of March 31, 2002, and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
March 31, 2002 (in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$ 12,378	$ 2,539	$ 4,068	$ 1,730	$ 4,041
Unconditional purchase obligations	19,833	19,833			
Forward exchange contracts	4,100	4,100			
Total contractual cash obligations	$ 36,311	$ 26,472	$ 4,068	$ 1,730	$ 4,041

We believe that our current cash balance and cash to be provided by operations, together with available borrowing capacity under our revolving credit facility and letter of credit subfacility, will be sufficient to fund operations for at least the next twelve months.* However, any projections of future financial needs and sources of working capital are subject to uncertainty. See "Certain Forward-Looking Information" and "Risk Factors Affecting Future Operating Results" included in our 2002 Annual Report on Form 10-K as filed with the Securities and Exchange Commission for factors that could affect our estimates for future financial needs and sources of working capital.

consolidated balance sheets

(in thousands)	March 31, 2001	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 60,544	$ 43,048
Marketable securities	13,385	17,262
Accounts receivable, net	54,808	43,838
Inventory, net	48,235	36,103
Deferred income taxes	7,110	5,866
Other current assets	1,449	2,452
Total current assets	185,531	148,569
Property, plant and equipment, net	32,683	35,700
Intangibles, net	787	4,584
Goodwill, net	6,084	9,542
Other assets	2,792	2,663
Total assets	$ 227,877	$ 201,058
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 10,836	$ 14,071
Accrued liabilities	25,398	25,868
Income taxes payable	12,519	11,961
Total current liabilities	48,753	51,900
Deferred tax liability	6,077	7,165
Total liabilities	54,830	59,065
Commitments and contingencies (note 8)		
Stockholders' equity:		
Common stock, $0.01 par value per share; 100,000 shares authorized, 59,098 shares and 59,226 shares issued at 2001 and 2002, respectively	591	592
Additional paid-in capital	148,188	152,194
Accumulated other comprehensive loss	(1,172)	(1,203)
Retained earnings	207,626	243,874
	355,233	395,457
Less: Treasury stock (common: 9,919 and 13,368 at 2001 and 2002, respectively) at cost	(182,186)	(253,464)
Total stockholders' equity	173,047	141,993
Total liabilities and stockholders' equity	$ 227,877	$ 201,058

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of income

(in thousands, except earnings per share)	Fiscal Year Ended March 31, 2000	2001	2002
Net sales	$ 309,143	$ 390,748	$ 311,181
Cost of sales	129,513	180,946	163,336
Gross profit	179,630	209,802	147,845
Operating expenses:			
Research, development and engineering	21,868	26,999	30,303
Selling, general and administrative	64,457	80,789	76,273
Total operating expenses	86,325	107,788	106,576
Operating income	93,305	102,014	41,269
Interest and other income, net	1,573	138	1,931
Income before income taxes	94,878	102,152	43,200
Income tax expense	30,361	28,602	6,952
Net income	$ 64,517	$ 73,550	$ 36,248
Net income per share - basic	$ 1.30	$ 1.49	$ 0.77
Shares used in basic per share calculations	49,515	49,213	47,304
Net income per share - diluted	$ 1.22	$ 1.38	$ 0.74
Shares used in diluted per share calculations	53,019	53,263	49,238

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of cash flows

(in thousands)	Fiscal Year Ended March 31, 2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 64,517	$ 73,550	$ 36,248
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,651	9,443	9,464
Deferred income taxes	(6,493)	(1,406)	1,028
Income tax benefit associated with stock options	15,098	16,574	1,106
Loss (gain) on disposal of fixed assets	(12)	38	142
Changes in assets and liabilities, excluding effects of acquisition:			
Accounts receivable, net	(991)	(8,050)	12,559
Inventory, net	(14,863)	(14,483)	14,532
Other current assets	6,277	(58)	316
Other assets	(119)	(270)	(27)
Accounts payable	1,994	(611)	2,531
Accrued liabilities	172	(7,209)	(517)
Income taxes payable	11,273	736	(558)
Cash provided by operating activities	83,504	68,254	76,824
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities of marketable securities	3,800	17,750	23,143
Purchase of marketable securities	(8,800)	(25,885)	(27,271)
Capital expenditures and other assets	(17,588)	(17,393)	(11,368)
Acquisition of Ameriphone, net of cash acquired	—	—	(10,416)
Cash used for investing activities	(22,588)	(25,528)	(25,912)
CASH FLOWS FROM FINANCING ACTIVITIES			
Purchase of treasury stock	(72,613)	(40,050)	(72,082)
Proceeds from sale of treasury stock	2,094	2,781	2,516
Proceeds from exercise of stock options	6,875	15,097	1,189
Other	—	(281)	(31)
Cash used for financing activities	(63,644)	(22,453)	(68,408)
Net increase (decrease) in cash and cash equivalents	(2,728)	20,273	(17,496)
Cash and cash equivalents at beginning of year	42,999	40,271	60,544
Cash and cash equivalents at end of year	$ 40,271	$ 60,544	$ 43,048
Supplemental Disclosures:			
Cash paid for:			
Interest	$ 62	$ 93	$ 112
Income taxes	$ 13,150	$ 14,257	$ 11,778

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of stockholders' equity

(in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Compre-hensive Loss	Retained Earnings	Treasury Stock	Total Stock-holders' Equity
Balance at March 31, 1999	50,395,329	$ 555	$ 91,053	$ (891)	$ 69,559	$ (70,871)	$ 89,405
Net income	—	—	—	—	64,517	—	64,517
Exercise of stock options	2,180,493	21	6,854	—	—	—	6,875
Income tax benefit associated with stock options	—	—	15,098	—	—	—	15,098
Purchase of treasury stock	(3,802,500)	—	—	—	—	(72,613)	(72,613)
Sale of treasury stock	123,291	—	1,350	—	—	744	2,094
Balance at March 31, 2000	48,896,613	576	114,355	(891)	134,076	(142,740)	105,376
Net income	—	—	—	—	73,550	—	73,550
Foreign currency translation adjustments	—	—	—	(281)	—	—	(281)
Comprehensive income							73,269
Exercise of stock options	1,516,000	15	15,082	—	—	—	15,097
Income tax benefit associated with stock options	—	—	16,574	—	—	—	16,574
Purchase of treasury stock	(1,333,100)	—	—	—	—	(40,050)	(40,050)
Sale of treasury stock	99,925	—	2,177	—	—	604	2,781
Balance at March 31, 2001	49,179,438	591	148,188	(1,172)	207,626	(182,186)	173,047
Net income	—	—	—	—	36,248	—	36,248
Foreign currency translation adjustments	—	—	—	(31)	—	—	(31)
Comprehensive income							36,217
Exercise of stock options	127,449	1	1,188	—	—	—	1,189
Income tax benefit associated with stock options	—	—	1,106	—	—	—	1,106
Purchase of treasury stock	(3,581,421)	—	—	—	—	(72,082)	(72,082)
Sale of treasury stock	133,110	—	1,712	—	—	804	2,516
Balance at March 31, 2002	45,858,576	$ 592	$ 152,194	$ (1,203)	$ 243,874	$ (253,464)	$ 141,993

The accompanying notes are an integral part of these consolidated financial statements.

notes to consolidated financial statements

1. THE COMPANY

Plantronics, Inc. ("Plantronics," "we" or "our"), introduced the first lightweight communications headset in 1962. Since that time, we have become a worldwide leading designer, manufacturer and marketer of lightweight communications headset products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates and Assumptions. The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation. The consolidated financial statements include the accounts of Plantronics and its subsidiary companies. Intercompany transactions and balances have been eliminated upon consolidation.

Fiscal Year. Our fiscal year end is the Saturday closest to March 31. For purposes of presentation, we have indicated our accounting year ending on March 31. Results of operations for the fiscal year 2000 included 53 weeks. Results of operations for the fiscal year 2001 and 2002 included 52 weeks.

Cash and Cash Equivalents and Marketable Securities. We consider all highly liquid investments with an original maturity of ninety days or less at the date of purchase to be cash equivalents. Investments maturing between three and twelve months from the date of purchase are classified as marketable securities.

Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates that designation as of each balance sheet date. As of March 31, 2002, investment securities were classified as held-to-maturity, as we intended, and had the ability to, hold these securities to maturity. Held-to-maturity securities are stated at amortized cost, which approximates fair market value.

The estimated fair values of cash equivalents and marketable securities are based on quoted market prices. As of March 31, 2002, we had $17.3 million in marketable securities. As of the dates below, our cash and cash equivalents consisted of the following:

	March 31,	
(in thousands)	2001	2002
Cash	$ 6,884	$ 7,511
Cash equivalents	53,660	35,537
Cash and cash equivalents	$ 60,544	$ 43,048

Inventory. Inventory is stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. We periodically review for excess and obsolete inventories and reduce carrying amounts to estimated net realizable value.

Depreciation and Amortization. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are principally calculated using the straight-line method over the estimated useful lives of the respective assets. In accordance with our adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized for periods subsequent to April 1, 2001, but is tested annually for impairment, or more often as deemed necessary. Identified intangible assets are amortized over their estimated economic lives, which range from three to seven years.

Revenue Recognition. Revenue is recognized net of estimated product returns, exchanges, credits for price protection, volume rebates, and sales incentive credits given to customers in excess of the fair value of benefits received when products are shipped or upon delivery to customers, depending on the terms of the sale, and when collectibility is reasonably assured. We also provide for the estimated cost of repair or replacement products under warranty at the time of sale.

Advertising Costs. We expense all advertising costs as incurred. Advertising expense, which includes corporate and the fair value of cooperative advertising, for the years ended March 31, 2000, 2001 and 2002 was $4.3 million, $6.7 million, and $2.5 million, respectively. Advertising expense for prior fiscal years has been restated in accordance with EITF 01-9 (see Recent Accounting Pronouncements section below).

Concentration of Credit Risk. Financial instruments that potentially subject Plantronics to concentrations of credit risk consist principally of cash equivalents, marketable securities and trade receivables. Our cash investment policies limit investments to those that are short-term and low risk. Cash equivalents have an original maturity of ninety days or less; marketable securities have an original maturity of greater than ninety days, but less than one year. Concentrations of credit risk with respect to trade receivables are generally limited due to the large number of customers that comprise our customer base, and their dispersion across different geographies and markets. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from our customers. We maintain an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.

Fair Value of Financial Instruments. The carrying value of our financial instruments, including cash, cash equivalents, marketable securities, accounts receivable, accrued expenses and liabilities, approximates fair value due to their short maturities.

Income Taxes. We account for income taxes under the liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial statement reported amounts. We account for tax credits as a reduction of tax expense in the year in which the credits reduce taxes payable.

Foreign Operations and Currency Translation. The functional currency of the Mexican manufacturing operations and European sales and logistics headquarters is the U.S. dollar. Accordingly, all revenues and cost of sales related to foreign operations are recorded using the U.S. dollar as functional currency. The functional currency of our foreign sales and marketing and research and development operations is the local currency of the respective operations. The assets and liabilities of the subsidiaries whose functional currencies are other than the U.S. dollar are translated into U.S. dollars at the current exchange rate in effect at the balance sheet date. Income and expense items are translated using the average exchange rate for the period. Cumulative translation adjustments are included in accumulated other comprehensive income (loss), which is reflected as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in the results of operations.

Earning Per Share. Basic Earnings Per Share ("EPS") is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Basic EPS excludes the dilutive effect of stock options. Diluted EPS gives effect to all dilutive potential common shares outstanding during a period. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased using the proceeds from the exercise of stock options.

Following is a reconciliation of the numerators and denominators of the basic and diluted EPS:

	Fiscal Year Ended March 31,		
(in thousands, except earnings per share)	2000	2001	2002
Net income	$ 64,517	$ 73,550	$ 36,248
Weighted average shares-basic	49,515	49,213	47,304
Effect of dilutive securities-employee stock options	3,504	4,050	1,934
Weighted average shares-diluted	53,019	53,263	49,238
Net earnings per common share-basic	$ 1.30	$ 1.49	$ 0.77
Net earnings per common share-diluted	$ 1.22	$ 1.38	$ 0.74

Comprehensive Income. Comprehensive income includes charges or credits to equity that are not the result of transactions with owners. Cumulative other comprehensive loss, as presented in the accompanying consolidated balance sheets, consists of foreign currency translation adjustments.

Stock-based Compensation. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and to provide additional disclosures with respect to the pro forma effects of adoption had we recorded compensation expense as provided in SFAS 123 (see note 10).

Recent Accounting Pronouncements. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001, eliminates the pooling-of-interests method, and changes the criteria to recognize intangible assets apart from goodwill. The adoption of SFAS 141 in fiscal year 2002 did not have a significant impact on our financial position and results of operations.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 142 requires, among other things, the discontinuance of goodwill amortization and the testing for impairment of goodwill at least annually. The adoption of SFAS 142 in the first quarter of the fiscal year ending March 31, 2002, did not have a material effect on our financial position and results of operations for fiscal 2002.

On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 addresses financial accounting and reporting for the (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 requires testing long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Methods for testing impairment include estimates of future cash flows and fair value. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We do not expect the adoption of SFAS 144 to have a significant impact on our financial statements.

In 2001, the FASB's Emerging Issues Task Force released Issue No. 00-25, since incorporated into "EITF 01-9," "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products" ("EITF 01-9"), which Plantronics adopted in January 2002. EITF 01-9 requires that consideration paid by a vendor to a reseller should be classified on the vendor's income statement as a reduction of revenue unless a separate identifiable benefit is received by the vendor, the fair value of the benefit can be reasonably estimated and the consideration does not exceed such value. We determined that various promotional consideration paid to our distributors and retailers, which were historically classified as sales and marketing expense, should be reclassified as a reduction of revenues to comply with EITF 01-9. Financial information for all periods presented has been reclassified to comply with the new requirements. For our fiscal years ending 2000, 2001 and 2002, the effect was to reduce revenues by $5.9 million, $10.3 million and $9.3 million, respectively, offset by an equivalent reduction in selling, general and administrative expense. There is no impact on operating margin, net income or EPS for this accounting change.

Reclassification. Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

3. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

(in thousands)	March 31, 2001	2002
ACCOUNTS RECEIVABLE, NET:		
Accounts receivable from customers	$ 70,697	$ 58,195
Less: sales returns, promotions and rebates	(13,216)	(11,347)
Less: allowance for doubtful accounts	(2,673)	(3,010)
	$ 54,808	$ 43,838
INVENTORY, NET:		
Finished goods	$ 27,741	$ 23,576
Work in process	1,280	831
Purchased parts	22,984	18,068
Less: allowance for excess and obsolete inventory	(3,770)	(6,372)
	$ 48,235	$ 36,103
PROPERTY, PLANT AND EQUIPMENT:		
Land	$ 4,693	$ 4,693
Buildings and improvements (useful life 7-30 years)	14,692	16,350
Machinery and equipment (useful life 2-10 years)	49,891	52,747
	69,276	73,790
Less: accumulated depreciation	(36,593)	(38,090)
	$ 32,683	$ 35,700
ACCRUALS:		
Employee benefits	$ 9,730	$ 11,008
Accrued advertising and sales and marketing	1,756	1,938
Warranty accrual	6,619	6,420
Accrued other	7,293	6,502
	$ 25,398	$ 25,868

4. DEBT

We have an unsecured revolving credit facility with a major bank for $75 million that matures on January 15, 2003. Any principal outstanding bears interest at our choice of prime rate minus 1% or LIBOR plus 0.875%, depending on the rate choice and performance level ratios. There were no borrowings outstanding under the facility at March 31, 2002. The revolving credit facility includes certain covenants that materially limit our ability to incur debt and pay dividends, among other matters. We were in compliance with the terms of the covenants as of March 31, 2002.

5. COMMON AND TREASURY STOCK

On June 29, 2000, our Board of Directors approved a three-for-one split of our Common Stock, effected as a stock dividend. All stockholders of record on July 18, 2000 (the "Record Date") received two additional shares for each share owned on the Record Date. Shares resulting from the split were distributed by the transfer agent on August 8, 2000. All share and per-share numbers contained herein for all periods presented reflect this stock split, unless otherwise noted.

As of the beginning of fiscal 2000, there were 1,357,221 shares authorized for repurchase under our stock repurchase plan. During fiscal 2000, the Board of Directors authorized Plantronics to repurchase an additional 3,000,000 shares of Common Stock. During fiscal 2000, we repurchased 3,802,500 shares of our Common Stock in the open market at a total cost of $72.6 million, and an average price of $19.09 per share. Through our employee benefit plans, we reissued 123,291 shares for proceeds of $2.1 million. Shares repurchased in fiscal year 2000 that exceeded the additional 3,000,000 shares pertained to authorizations from prior years.

During fiscal 2001, the Board of Directors authorized Plantronics to repurchase an additional 1,500,000 shares of Common Stock. During fiscal 2001, we repurchased 1,333,100 shares of our Common Stock in the open market at a total cost of $40.1 million, and an average price of $30.02 per share. Through our employee benefit plans, we reissued 99,925 shares for proceeds of $2.8 million.

During fiscal 2002, the Board of Directors authorized Plantronics to repurchase an additional 3,000,000 shares of Common Stock. During fiscal 2002, we repurchased 3,581,421 shares of our Common Stock in the open market at a total cost of $72.1 million, and an average price of $20.10 per share. Through our employee benefit plans, we reissued 133,110 shares for proceeds of $2.5 million. Shares repurchased in fiscal year 2002 that exceeded the additional 3,000,000 shares pertained to authorizations from prior years. As of March 31, 2002, there were 140,200 remaining shares authorized for repurchase under all repurchase authorizations.

Preferred Stock Rights Agreements. On March 13, 2002, Plantronics' Board of Directors adopted a Preferred Stock Rights Agreement under which we declared a dividend of one right to purchase one one-thousandth (0.001) share of Plantronics' Series A Participating Preferred Stock for each outstanding share of Common Stock. The rights will separate from the Common Stock and become exercisable following (i) the tenth (10th) day (or such later date as may be determined by the Board of Directors) after a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock then outstanding or (ii) the tenth (10th) business day (or such later date as may be determined by the Board of Directors) after a person or group announces a tender of exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the then outstanding Common Stock. Each right will entitle the holder to purchase from Plantronics for an exercise price of $170.00, the "Exercise Price", subject to adjustments, one one-thousandth (0.001) of a share of Series A Preferred Stock with economic terms similar to that of one share of Common Stock. If an acquirer (an "Acquiring Person") obtains 15% or more of Plantronics' Common Stock, then each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of Plantronics' Common Stock having a then-current market value of twice the Exercise Price. The Rights expire on the earliest of (a) April 12, 2012 or (b) exchange or redemption of the Rights described above. Rights will not have any voting rights.

6. INCOME TAXES

Income tax expense for fiscal 2000, 2001 and 2002 consisted of the following:

(in thousands)	Fiscal Year Ended March 31, 2000	2001	2002
Current:			
Federal	$ 29,130	$ 23,132	$ 2,782
State	2,419	1,900	(2,310)
Foreign	5,305	4,976	5,446
Deferred:			
Federal	(6,349)	(1,371)	940
State	(144)	(35)	94
	$ 30,361	$ 28,602	$ 6,952

Pre-tax earnings of the foreign subsidiaries were $28.1 million, $34.5 million and $24.0 million for fiscal years 2000, 2001 and 2002, respectively. Cumulative earnings of foreign subsidiaries that have been permanently reinvested as of March 31, 2002 totaled $116 million.

The following is a reconciliation between statutory federal income taxes and the total provision for taxes on pre-tax income:

(in thousands)	Fiscal Year Ended March 31, 2000	2001	2002
Tax expense at statutory rate	$ 33,208	$ 35,753	$ 15,120
Foreign operations taxed at different rates	(4,422)	(7,451)	(2,956)
Foreign tax credit	—	(2,097)	(181)
State taxes, net of federal benefit	1,572	1,900	273
R&D credit	(460)	(640)	(3,049)
Favorable tax assessment	—	—	(2,562)
Other, net	463	1,137	307
	$ 30,361	$ 28,602	$ 6,952

Deferred tax assets and liabilities represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of our deferred tax assets and liabilities are as follows:

(in thousands)	March 31, 2001	2002
Current assets (liabilities):		
Accruals and other reserves	$ 6,878	$ 4,790
Other deferred tax assets	232	1,076
	$ 7,110	$ 5,866
Non-current assets (liabilities):		
Deferred gains on sales of properties	$ (2,413)	$(2,413)
Unremitted earnings of certain subsidiaries	(3,357)	(3,064)
Deferred state tax	567	730
Other deferred tax liabilities	(874)	(2,418)
	(6,077)	(7,165)
Total net deferred tax (liabilities) assets	$ 1,033	$(1,299)

7. EMPLOYEE BENEFITS PLANS

For fiscal 2000, subject to eligibility requirements, substantially all domestic employees participated in our qualified profit sharing and 401(k) plan. Under the plan, participating employees received quarterly cash, annual cash and annual deferred profit sharing payments. All other employees, with the exception of direct labor in Mexico, participated in quarterly cash profit sharing plans. Domestic employees also had the option of participating in a salary deferral component of the plan, qualified under Section 401(k) of the Internal Revenue Code. The profit sharing benefits were based on Plantronics' results of operations before interest and taxes, adjusted for other items. The percentage of profit distributed to employees varied by location. The profit sharing was paid in four quarterly installments, and for qualified associates, one annual cash payment and an annual deferred payment. Profit sharing payments were allocated to employees based on each participating employee's base salary as a percent of all participants' base salaries. The annual profit sharing distributions were made up of a cash distribution and a tax deferred distribution made to individual accounts of participants held in trust. The deferred portion was subject to a two-year vesting schedule based on an employee's date of hire. Total annual and quarterly profit sharing payments were $10.2 million for fiscal 2000.

In fiscal 2001, we amended our qualified profit sharing and 401(k) plan for U.S. employees. Our profit sharing programs for non-U.S. employees remained unchanged in fiscal 2001 and fiscal 2002. For fiscal 2001 and thereafter, Plantronics offers two separate compensation programs: quarterly cash profit sharing equal to 5% of quarterly profit for distribution to qualified associates, and deferred compensation using the 3% "safe harbor" contribution under the Internal Revenue Code Sections 401(k)(12) and 401(m)(11). We also increased the employer matching contribution from 25% under the prior qualified 401(k) plan to 50% of the first 6% of pay contributed to the salary deferral plan. With this amendment, the annual cash profit sharing payment was eliminated and replaced by a 20% increase to our associates' base pay in fiscal 2001. Total quarterly profit sharing payments were $6.7 million and $2.8 million for fiscal 2001 and 2002, respectively.

8. COMMITMENTS AND CONTINGENCIES

Minimum Future Rental Payments. We lease certain equipment and facilities under operating leases expiring in various years through 2015. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of March 31, 2002, (in thousands):

Fiscal Year Ending March 31,	Amount
2003	$ 2,539
2004	2,129
2005	1,939
2006	1,080
2007	650
Thereafter	4,041
Total minimum future rental payments	$12,378

Total rent expense for operating leases was approximately $1.1 million in fiscal 2000, $1.8 million in fiscal 2001, and $2.5 million in fiscal 2002.

Existence of Renewal Options. Certain operating leases provide for renewal options for periods from one to three years. In the normal course of business, operating leases are generally renewed or replaced by other leases.

Claims and Litigation. We are presently engaged in a lawsuit filed in the Superior Court in Santa Clara County, California by Hello Direct (now GN Hello Direct), a former Plantronics distributor which was acquired by Plantronics' competitor, GN Netcom. The lawsuit makes various claims associated with the termination of the distribution relationship between Plantronics and Hello Direct, including that Hello Direct has suffered approximately $11 million in damages as a result of the termination. We believe Hello Direct's claims are without merit and we have filed a counter-claim against them.

Although we cannot presently determine the outcome of these claims and other such claims arising in the normal course of business, we believe the ultimate resolution of these claims is not likely to have a material adverse effect on our financial position, results of operations or cash flows. If not successful in defending our claims however, the resulting outcome could have a material adverse impact on our business, future operating results or cash flows.

9. SEGMENTS AND ENTERPRISE-WIDE DISCLOSURES

Segments. We are engaged in the design, manufacture, marketing and sales of telecommunications equipment including headsets, telephone headset systems, and other specialty telecommunications products. Plantronics considers itself to operate in one business segment.

Products and Services. We organize our operations to focus on three principal markets: call center and office products, mobile and computer products, and other specialty products. The following table presents net revenue by market:

	Fiscal Year Ended March 31,		
(in thousands)	2000	2001	2002
Net revenues from unaffiliated customers:			
Call center and office	$ 275,796	$ 313,707	$ 237,505
Mobile and computer	20,247	62,688	61,387
Other specialty products	13,100	14,353	12,289
	$ 309,143	$ 390,748	$ 311,181

Major Customers. No customer accounted for 10% or more of total revenue for fiscal year 2000, 2001 or 2002.

Geographic Information. In geographical reporting, revenues are attributed to the geographical location of the sales and service organizations. The following table presents net revenues and long-lived assets by geographic area:

	Fiscal Year Ended March 31,		
(in thousands)	2000	2001	2002
NET REVENUES FROM UNAFFILIATED CUSTOMERS:			
United States	$ 203,905	$ 266,271	$ 213,655
International	105,238	124,477	97,526
	$ 309,143	$ 390,748	$ 311,181
LONG-LIVED ASSETS:			
United States	$ 15,371	$ 19,980	$ 23,267
International	8,206	12,703	12,433
	$ 23,577	$ 32,683	$ 35,700

10. STOCK OPTION PLANS AND STOCK PURCHASE PLANS

Employee Stock Option Plan. In September 1993, the Board of Directors approved the PI Parent Corporation 1993 Stock Option Plan (the "1993 Stock Option Plan"). Under the 1993 Stock Option Plan, 20,927,726 shares of Common Stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization or certain corporate reorganizations) are reserved cumulatively since inception for issuance to employees and consultants of Plantronics, as approved by the Compensation Committee of the Board of Directors and the Stock Option Plan Committee (comprised of the CEO and a representative of the Finance, Human Resources, and Legal departments). The reserved shares include 2,550,000 and 2,000,000 shares, which were authorized by the Board of Directors and approved by the stockholders for issuance in fiscal years 2001 and 2002, respectively. The 1993 Stock Plan, which has a term of ten years, provides for incentive stock options as well as nonqualified stock options to purchase shares of Common Stock. The Board of Directors may terminate the 1993 Stock Option Plan at any time at its discretion.

Incentive stock options may not be granted at less than 100% of the estimated fair market value of our Common Stock at the date of grant, as determined by the Board of Directors, and the option term may not exceed 10 years. For holders of 10% or more of the total combined voting power of all classes of our stock, incentive stock options may not be granted at less than 110% of the estimated fair market value of the Common Stock at the date of grant and the option term may not exceed five years. Nonqualified stock options may be granted at less than fair market value, provided, however, that all stock options granted on or after May 16, 2001, may not be granted at less than 100% of the estimated fair market value of our Common Stock at the date of grant.

Options granted prior to June 1999 generally vest over a four-year period and those options granted subsequent to June 1999 generally vest over a five-year period. In July 1999, the Stock Option Plan Committee was authorized to make option grants to employees who are not senior executives pursuant to guidelines approved by the Compensation Committee and subject to quarterly reporting to the Compensation Committee.

Directors' Stock Option Plan. In September 1993, the Board of Directors adopted a Directors' Stock Option Plan (the "Directors' Option Plan") and reserved 300,000 shares of Common Stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization or certain corporate reorganizations) for issuance to non-employee directors of Plantronics. The reserved shares include 120,000 shares, which were authorized by the Board of Directors and approved by the stockholders for issuance in fiscal year 2001. The Directors' Option Plan provides that each non-employee director shall be granted an option to purchase 12,000 shares of Common Stock on the date which the person becomes a new director. Annually thereafter, each continuing non-employee director shall be automatically granted an option to purchase 3,000 shares of Common Stock. At the end of fiscal year 2002, options for 222,000 shares of Common Stock were outstanding under the Directors' Option Plan. All options were granted at fair market value and generally vest over a four-year period.

Stock option activity under the 1993 Stock Plan and the Directors' Stock Option Plan are as follows:

		Options Outstanding	
	Shares Available for Grant	Shares	Weighted Average Price
Balance at March 31, 1999	2,805,824	7,552,122	$ 8.40
Options Granted	(2,634,375)	2,634,375	21.55
Options Exercised	—	(2,180,493)	3.15
Options Cancelled	107,025	(107,025)	15.40
Balance at March 31, 2000	278,474	7,898,979	13.88
Options Authorized	2,670,000	—	—
Options Granted	(1,720,027)	1,720,027	35.02
Options Exercised	—	(1,516,000)	9.67
Options Cancelled	390,984	(390,984)	20.14
Balance at March 31, 2001	1,619,431	7,712,022	19.12
Options Authorized	2,000,000	—	—
Options Granted	(2,605,075)	2,605,075	19.61
Options Exercised	—	(127,449)	9.74
Options Cancelled	215,982	(215,982)	26.17
Balance at March 31, 2002	1,230,338	9,973,666	$ 19.21
Exercisable at March 31, 2002		5,067,160	

Significant option groups outstanding at March 31, 2002, and related weighted average prices and lives are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding as of March 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of March 31, 2002	Weighted Average Exercise Price
$ 0.30 - $ 11.50	2,072,166	3.67	$ 5.00	2,072,166	$ 5.00
12.13 - 17.49	2,283,790	8.03	16.15	802,425	14.00
17.89 - 21.75	2,521,671	7.89	20.85	1,078,873	20.71
21.88 - 35.46	2,647,907	8.14	27.74	978,381	27.00
36.00 - 55.13	448,132	8.49	40.96	135,315	41.01
$ 0.30 - $ 55.13	9,973,666	7.14	$ 19.21	5,067,160	$ 14.98

Employee Stock Purchase Plan. On April 23, 1996, the Board of Directors of Plantronics approved the 1996 Employee Stock Purchase Plan (the "ESPP"), which was approved by the stockholders on August 6, 1996, to provide certain employees with an opportunity to purchase Common Stock through payroll deductions. The plan is a qualified plan under applicable IRS guidelines and certain highly compensated employees are excluded from participation. Under the ESPP plan effective through August 1999, the purchase price of the Common Stock was equal to 95% of the market price of the Common Stock immediately before the beginning of the applicable participation period and there was a six month holding period requirement for stock purchased. Under the ESPP plan effective beginning September 1999, the purchase price of the Common Stock is equal to 85% of the market price of the Common Stock immediately before the beginning of the applicable participation period and there is no required holding period. Each participation period is six months long.

There were 38,193, 25,443, and 41,889 shares issued under the ESPP in fiscal 2000, 2001, and 2002, respectively.

Senior Executive Stock Ownership Plan. In November 1996, the Board of Directors approved a Senior Executive Stock Purchase Plan, effective January 1, 1997, to encourage ownership of our Common Stock by senior executives. This is a voluntary plan in which executives are encouraged to participate and achieve a target ownership over a five-year period in annual increments of 20% of target or more. The target ownership is equal to two times the Chief Executive Officer's base salary and one times the individual Vice Presidents' base salary. To encourage participation, we will sell our Treasury Stock to executives under this voluntary purchase program. The price will be equal to the greater of: 95% of the price set by the Board of Directors on an annual basis or 85% of the fair market value of the stock on the date of transaction. The various vehicles that are available to executives to obtain ownership of Plantronics' stock are as follows: 401(k) Plan contributions, personal IRA account purchases, Deferred Compensation Plan contributions, outright purchase of stock or exercising and holding vested stock options. The discounted price is not applicable to exercising and holding of vested stock options.

Fair Value Disclosures. All options in fiscal 2000, 2001 and 2002 were granted at an exercise price equal to the market value of Plantronics' Common Stock at the date of grant.

The fair value of options at date of grant was estimated using the Black-Scholes model. The following assumptions were used and weighted-average fair values resulted:

	Stock Option Plans			Employee Stock Purchase Plan		
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,		
	2000	2001	2002	2000	2001	2002
Expected dividend	0%	0%	0%	0%	0%	0%
Expected life (in years)	6.0	6.0	6.0	0.5	0.5	0.5
Expected volatility	42.0%	86.0%	51.0%	42.0%	86.0%	59.0%
Risk-free interest rate	5.9%	5.5%	4.5%	6.1%	6.1%	3.3%
Weighted-average fair value	$10.89	$ 26.55	$ 10.50	$ 3.80	$ 8.39	$ 4.92

Volatility is a measure of the amount by which a price has fluctuated over an historical period. The higher the volatility, the more the returns on the stock can be expected to vary. The risk free interest rate is the rate on a U.S. Treasury bill or bond that approximates the expected life of the option.

Had compensation expense for our stock option and stock purchase plans been determined based on the methods prescribed by SFAS 123, our net income and net income per share would have been as follows:

	Fiscal Year Ended March 31,		
(in thousands, except earnings per share)	2000	2001	2002
Net income:			
As reported	$ 64,517	$ 73,550	$ 36,248
Pro forma	$ 56,879	$ 61,427	$ 20,749
Diluted net income per share			
As reported	$ 1.22	$ 1.38	$ 0.74
Pro forma	$ 1.07	$ 1.15	$ 0.42

11. ACQUISITION

On January 2, 2002, we acquired 100% of the capital stock of privately held Ameriphone, Inc. ("Ameriphone") of Garden Grove, CA to strengthen our product line in the hearing-impaired market for specialized telephones and other equipment. The results of Ameriphone's operations have been included in the consolidated financial statements since that date. Ameriphone is a leading supplier of amplified telephones and other solutions to address the needs of individuals with hearing impairment and other special needs. Ameriphone joined Plantronics' Walker business group, a leading supplier of amplified telephones, specialty handsets and communication test equipment, in serving the special needs market.

The aggregate purchase price was $10.4 million, net of cash acquired. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. We obtained third-party valuations of inventory, goodwill and intangible assets from an independent valuation firm.

(in thousands)	January 2, 2002
Current assets	$ 5,555
Property, plant and equipment	503
In-process research and development	100
Intangible assets	4,500
Goodwill	3,250
Total assets acquired	13,908
Liabilities assumed	(3,492)
Net assets acquired	$ 10,416

$0.1 million was assigned to in-process research and development assets which was written off at the date of acquisition. This write-off is included in research and development costs. Acquired intangible assets of $4.5 million included developed technology ($2.0 million, 7 year useful life), customer contracts ($1.3 million, 7 year useful life), patents and trademarks ($1.0 million, 7 year useful life), and non-compete agreements ($0.2 million, 5 year useful life).

The following unaudited pro forma summary presents our results of operations assuming the Ameriphone acquisition had been consummated at the beginning of the period:

	March 31,	
(in thousands, except per share amounts)	2001	2002
Revenue	$ 402,916	$ 320,307
Net income	74,401	37,510
Diluted EPS	$ 1.40	$ 0.76

12. GOODWILL AND INTANGIBLES

During the first quarter of fiscal year 2002, we early-adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." In accordance with SFAS 142, we discontinued goodwill amortization in April 2001.

The following table presents net income on a comparable basis, after adjustment for goodwill amortization:

	Fiscal Year Ended March 31,		
(in thousands)	2000	2001	2002
Reported net income	$ 64,517	$ 73,550	$ 36,248
Add back : goodwill amortization	174	695	—
Adjusted net income	$ 64,691	$ 74,245	$ 36,248
Basic earnings per share:			
As reported	$ 1.30	$ 1.49	$ 0.77
As adjusted	$ 1.31	$ 1.51	$ 0.77
Diluted earnings per share:			
As reported	$ 1.22	$ 1.38	$ 0.74
As adjusted	$ 1.22	$ 1.39	$ 0.74

Aggregate amortization expense on intangibles for fiscal 2001 and 2002 was $0.4 million and $0.6 million, respectively. The following table presents information on acquired intangible assets (in thousands):

	March 31, 2001		March 31, 2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
INTANGIBLE ASSETS				
Technology	$ 460	$ (192)	$ 2,460	$ (417)
State contracts	—	—	1,300	(46)
Patents	—	—	700	(25)
Customer lists	533	(222)	533	(400)
Trademarks	—	—	300	(11)
Workforce in place	278	(70)	—	—
Non-compete agreements	—	—	200	(10)
In-process research and development	96	(96)	196	(196)
Total	$ 1,367	$ (580)	$ 5,689	$(1,105)

ESTIMATED AMORTIZATION EXPENSE

Fiscal Year Ending March 31,	
2003	$ 902
2004	$ 654
2005	$ 654
2006	$ 654
2007	$ 644

The following table summarizes the changes in the carrying amount of goodwill during the fiscal year 2001 and 2002:

(in thousands)	2001	2002
Balance, April 1	$ 6,779	$6,084
Acquisition	—	3,250
Amortization	(695)	—
Reclassification of intangible	—	208
Balance, March 31	$ 6,084	$9,542

13. FOREIGN CURRENCY HEDGING

Beginning in the first quarter of fiscal year 2002, we entered into foreign currency forward-exchange contracts, which typically mature in one month, to hedge the exposure to foreign currency fluctuations of expected foreign currency-denominated receivables, payables and cash balances. We record on the balance sheet at each reporting period the fair value of our forward-exchange contracts and record any fair value adjustments in results of operations. Gains and losses associated with currency rate changes on the contracts are recorded in results of operations, as other income (expense), offsetting transaction gains and losses on the related assets and liabilities.

During the first quarter of fiscal year 2002, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which did not have a material impact on our financial position.

As of March 31, 2002, we had approximately $4.1 million of foreign currency forward-exchange contracts outstanding, in the Euro and British Pound Sterling, as a hedge against our forecasted foreign currency-denominated receivables, payables and cash balances. The following table summarizes our net currency position, and approximate U.S. dollar equivalent, at March 31, 2002:

(in thousands)	Local Currency	USD Equivalent	Position	Maturity
EUR	3,388	$ 3,000	Sell	1 month
GBP	774	$ 1,100	Sell	1 month

Foreign currency transaction losses, net of the effect of hedging activity, for fiscal 2000, 2001 and 2002 were $0.8 million, $2.2 million and $0.4 million, respectively.

management's report on responsibility for financial reporting

TO OUR STOCKHOLDERS

The management of Plantronics, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in this annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

We maintain an effective internal control structure. It consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority, and comprehensive systems and control procedures. We believe this structure provides reasonable assurance that transactions are executed in accordance with management authorization, and that they are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of March 31, 2002, provide reasonable assurance that the financial statements are reliable and that our assets are reasonably safeguarded.

To assure the effective administration of internal control, we carefully select and train our employees, develop and disseminate written policies and procedures, provide appropriate communication channels, and foster an environment conducive to the effective functioning of controls. We maintain an active Standards of Conduct program intended to provide that employees adhere to the highest standards of personal and professional integrity.

The Audit Committee of the Board of Directors consists of three directors who are not employees and who are, in the opinion of the Board of Directors, free from any relationship that would interfere with the exercise of independent judgment as an Audit Committee member. The Audit Committee annually recommends to the Board independent auditors for appointment, subject to stockholder ratification. Pursuant to stockholder approval at last year's annual meeting, PricewaterhouseCoopers LLP was selected as our independent accountants. The Audit Committee met during the year with representatives of management and our independent accountants to review our financial reporting process and our controls to safeguard assets. Our independent accountants at all times have full and free access to the Audit Committee.

The accounting firm of PricewaterhouseCoopers LLP has performed an independent audit of our financial statements. Management has made available to PricewaterhouseCoopers LLP all of the financial records of Plantronics and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to PricewaterhouseCoopers LLP during its audit were valid and appropriate. The accounting firm's report appears below.

Ken Kannappan
President and Chief Executive Officer

Barbara Scherer
Senior Vice President—Finance & Administration and Chief Financial Officer

report of independent accountants

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PLANTRONICS, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly in all material respects, the financial position of Plantronics, Inc. and its subsidiaries at March 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
April 18, 2002

selected financial data

(in thousands, except earnings per share)	1998	1999	2000	2001	2002
			Fiscal Year Ended March 31,		
STATEMENT OF OPERATIONS DATA:					
Net sales	$ 233,220	$ 282,546	$ 309,143	$ 390,748	$ 311,181
Income before extraordinary item	39,189	55,253	64,517	73,550	36,248
Extraordinary loss, net of taxes	—	1,049	—	—	—
Net income	$ 39,189	$ 54,204	$ 64,517	$ 73,550	$ 36,248
Diluted net income per common share:					
Income before extraordinary item	$ 0.72	$ 1.01	$ 1.22	$ 1.38	$ 0.74
Extraordinary loss, net of taxes	—	0.02	—	—	—
Net income	$ 0.72	$ 0.99	$ 1.22	$ 1.38	$ 0.74
Shares used in diluted per share calculations	54,669	54,846	53,019	53,263	49,238

(in thousands)	1998	1999	2000	2001	2002
			March 31,		
BALANCE SHEET DATA:					
Total assets	$ 164,743	$ 141,828	$ 168,307	$ 227,877	$ 201,058
Long-term debt	65,050	—	—	—	—

(in thousands, except earnings per share)	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001
		Quarter Ended		
QUARTERLY DATA (UNAUDITED):				
Net sales	$ 98,135	$ 101,495	$ 102,901	$ 88,217
Gross profit	55,040	55,616	55,624	43,522
Net income	$ 20,104	$ 20,740	$ 21,308	$ 11,398
Diluted net income per common share	$ 0.38	$ 0.39	$ 0.40	$ 0.22

(in thousands, except earnings per share)	June 30, 2001	Sept. 30, 2001	Dec 31, 2001	Mar. 31, 2002
		Quarter Ended		
QUARTERLY DATA (UNAUDITED):				
Net sales	$ 77,790	$ 75,297	$ 79,867	$ 78,227
Gross profit	36,744	35,649	37,257	38,195
Net income	$ 8,108	$ 6,838	$ 10,507	$ 10,795
Diluted net income per common share	$ 0.16	$ 0.14	$ 0.21	$ 0.22

corporate officers

DIRECTORS

Marv Tseu
Chairman, Plantronics, Inc.
Chief Executive Officer,
Method Networks, Inc.

Patti Hart
Former Chairman, President and
Chief Executive Officer, Excite@Home

Bob Logan
Former Chairman and
Chief Executive Officer,
Banc One Arizona

Ken Kannappan
President and Chief Executive Officer,
Plantronics, Inc.

Saleem Muqaddam
Private Investor

Jack O'Mara
Management Consultant

Trude Taylor
Principal, TC Associates

David Wegmann
Private Investor

Roger Wery
Partner, Pittiglio Rabin Todd & McGrath

OFFICERS

Ken Kannappan
President and Chief Executive Officer

Owen Brown
Vice President, Engineering and
Chief Technology Officer

Benjamin Brussell
Vice President, Corporate Development

Lyndall Fry
Vice President, Quality

Brad Guenther
Vice President, Finance

Don Houston
Senior Vice President, Sales

Steve Krug
President, Walker Equipment Division

Jean-Claude Malraison
Managing Director, Europe,
Middle East & Africa

Craig May
President, Call Center and Office Division

Rich Pickard
Vice President, Legal, General Counsel
and Secretary

Barbara Scherer
Senior Vice President, Finance and
Administration and Chief Financial Officer

Joyce Shimizu
President,
Mobile Communications Division

Neil Snyder
President, Computer Audio
Systems Division

Terry Walters
Vice President, Operations

corporate information

CORPORATE HEADQUARTERS

345 Encinal Street
Santa Cruz, California 95060
USA
T (831) 426-5858
F (831) 426-6098
www.plantronics.com

REGISTRAR AND TRANSFER AGENT

Fleet National Bank
c/o EquiServe
P.O. Box 43010
Providence, Rhode Island 02940-3010
USA
T (781) 575-3170
www.equiserve.com

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
San Jose, California USA

CORPORATE COUNSEL

Wilson Sonsini Goodrich & Rosati
Palo Alto, California USA

FORM 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission that contains additional information about Plantronics may be obtained without charge by writing to:

Investor Relations
Plantronics, Inc.
345 Encinal Street
Santa Cruz, California 95060
USA

Or visit the Plantronics website at
www.plantronics.com

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Plantronics' Common Stock, $.01 par value, has traded on the New York Stock Exchange, under the symbol "PLT," since Plantronics' initial public offering on January 19, 1994.

The initial offering price, on a split adjusted basis, was $2.08 per share.

The following table sets forth the quarterly high and low sales prices for the Common Stock for our 2001 and 2002 fiscal years.

FY 2001	LOW	HIGH
First Quarter	$ 26.83	$ 39.50
Second Quarter	$ 34.00	$ 50.73
Third Quarter	$ 36.00	$ 50.88
Fourth Quarter	$ 16.00	$ 54.99

FY 2002	LOW	HIGH
First Quarter	$ 16.72	$ 25.09
Second Quarter	$ 16.45	$ 23.36
Third Quarter	$ 16.30	$ 26.04
Fourth Quarter	$ 19.01	$ 27.35

We paid no cash dividends during fiscal 2001 and 2002, and we have no current intention to pay cash dividends. Our Credit Agreement with a major bank restricts us from paying cash dividends on shares of our Common Stock to the extent that the aggregate amount of all such dividends paid or declared and Common Stock repurchased in any four consecutive fiscal quarter period (including the quarter in which any such cash dividends are declared or paid or any such Common Stock is repurchased) exceeds 50% of our cumulative consolidated net income reported in the eight consecutive fiscal quarter periods ending with the fiscal quarter immediately preceding the date of declaration of such dividend.

As of March 31, 2002, there were 118 holders of record of Plantronics' Common Stock.

plantronics worldwide operations

AUSTRALIA
Level 2, 200 Arden Street
North Melbourne
Victoria 3051, Australia
T (61-3) 9321-0144
F (61-3) 9321-0162

BRAZIL
Av. São Gabriel, 201 – #1602
01435-001 Sao Paulo
SP Brazil
T (55-11) 3168-8759
F (55-11) 3168-5309

CANADA
225 Hymus Boulevard,
Suite 10
Pointe Claire, Quebec
H9R 1G4 Canada
T (514) 694-3185
F (514) 694-7770

DENMARK
Andersen Nexo vej 29
2860 Soborg, Denmark
T (45-39) 55-1051
F (45-39) 55-1052

FRANCE
424 La Closerie Mont d'Est
93193 Noisy-le-Grand, France
T (33-1) 4649-8300
F (33-1) 4649-8309

GERMANY
Mail: Postfach 7146
50342 Hürth (Cologne)
Germany
T (49) 2233-399-0
F (49) 2233-399-399

HONG KONG
1801 Yue Xiu Building
160-174 Lockhart Road
Wanchai, Hong Kong
T (852) 2375-8480
F (852) 2377-0573

IRELAND
11 Luttrellstown Chase
Castleknoc
Dublin 15
Republic of Ireland
T / F:(353) 1 878 1934

ITALY
Centro Direzionale Lombardo
Palazzo G
Via Roma 108
20060 Cassina de' Pecchi
Milano, Italy
T (39-02) 95-11900
F (39-02) 95-11903

JAPAN
Hibiya Central Bldg 14F
1-2-9, Nishi-Shinbashi
Minato-ku
Tokyo 105-0003, Japan
T (81-3) 5532-7293
F (81-3) 5532-7425

MEXICO
Avenida Produccion, #12
Parque Industrial
Internacional
Tijuana, Mesa de Otay
Tijuana, Baja California
22390 Mexico
T (52-66) 822-798
F (52-66) 822-796

THE NETHERLANDS
South Point, Building C
Scorpius 140
2132 LR Hoofddorp
Netherlands
T (31-23) 564-8010
F (31-23) 562-6790

NORDIC
Oskarsvagen 10
S-702 14 Orebro
Sweden
T (46-19) 121-930
F (46-19) 121-933

SINGAPORE
391 A Orchard Road
#12-01 Ngee Ann City
Tower A
Singapore 238873
T (65) 838-5239
F (65) 235-1447

SPAIN
Edificio Londres
Complejo Europa Empresarial
Carretera de la Coruña
Km., 24
28230 Las Rozas
Madrid, Spain
T (34-91) 6404744
F (34-91) 6404746

TAIWAN
21F-6 No. 398 Hwang-Pei Road
Chung-Li City, Taiwan, R.O.C.
T (866-3) 422-9249
F (886-3) 427-3555

UNITED KINGDOM
Interface Business Park
Bincknoll Lane
Wootton Bassett, Wiltshire
SN4 8QQ England,
United Kingdom
T (44-17) 93-848999
F (44-17) 93-848853

WALKER EQUIPMENT
4289 Bonny Oaks Drive
Suite 106
Chattanooga, TN 37406
T (423) 622-7793
F (423) 622-0414

AMERIPHONE
12082 Western Avenue
Garden Grove, CA 92841
T (714) 897-0803
F (714) 897-4703

PLANTRONICS.

Plantronics, Inc.
345 Encinal Street
Santa Cruz, California 95060
T (831) 426-5858
F (831) 426-6098
www.plantronics.com